Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration File Nos: 333-276803 and 333-276803-01

Alexandria Real Estate Equities, Inc.

Fully and unconditionally guaranteed on a subordinated unsecured basis by Alexandria Real Estate Equities, L.P.

This pricing term sheet supplements Alexandria Real Estate Equities, Inc.'s preliminary prospectus supplement, dated August 10, 2026 (the "Preliminary Prospectus Supplement"), including the documents incorporated by reference therein, relating to this offering, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Final Terms and Conditions Applicable to

$1,000,000,000 7.250% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057

Issuer:	Alexandria Real Estate Equities, Inc.
Security Description:	7.250% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057 (the “notes”)
Guarantee/Guarantor:	Fully and unconditionally guaranteed on a subordinated unsecured basis by Alexandria Real Estate Equities, L.P.
Expected Ratings:*	Moody's: Baa3 / S&P: BBB-
Size:	$1,000,000,000
Maturity Date:	February 15, 2057
Price to Public:	100.000%
Interest Rate:	The notes will bear interest (i) from and including August 21, 2026 (the expected original issuance date) to, but excluding February 15, 2032 (the "First Reset Date") at the rate of 7.250% per year and (ii) from and including the First Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.889%, to be reset on each Reset Date; provided, that the interest rate during any Reset Period will not reset below 7.250% (which equals the initial interest rate on the notes).
Optional Deferral of Interest:	Up to five consecutive years per deferral.
Permitted REIT Status Dividends:	During an Optional Deferral Period, the Issuer may pay a Permitted REIT Status Dividend.
Interest Payment Dates:	Each February 15 and August 15, beginning on February 15, 2027
Optional Redemption:	The Issuer may redeem the notes in whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date.

Tax Event Redemption:	The notes are redeemable, in whole, but not in part, at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after the occurrence of a Tax Event with respect to the notes.
Rating Agency Event Redemption:	The notes are redeemable in whole, but not in part, at 102% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event with respect to the notes.
Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

BBVA Securities Inc.

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.

PNC Capital Markets LLC

Co-Managers:	Fifth Third Securities, Inc. M&T Securities, Inc. Santander US Capital Markets LLC Capital One Securities, Inc. Huntington Securities, Inc. Regions Securities LLC Samuel A. Ramirez & Company, Inc.
CUSIP / ISIN:	015271BG3 / US015271BG35
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Trade Date:	August 12, 2026
Settlement Date:	August 21, 2026 (T+7)**

The terms "Reset Period," "Five-year U.S. Treasury Rate," "Reset Interest Determination Date," "Optional Deferral Period," "Permitted REIT Status Dividend," "Tax Event" and "Rating Agency Event" have the meanings given in the Issuer's Preliminary Prospectus Supplement. "Reset Date" means the First Reset Date and February 15 of every fifth year after 2032.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	The Issuer expects that delivery of the notes will be made to investors on or about August 21, 2026, which will be the seventh business day following the date of the prospectus supplement (such settlement being referred to as "T+7"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next five succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-212-834-4533 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; BofA Securities, Inc., telephone: 1-800-294-1322; Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146 or e-mail: prospectus@citi.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, fax: 212-902-9316 or email: prospectus-ny@ny.email.gs.com; or RBC Capital Markets, LLC, toll free at 1-866-375-6829.